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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


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                                (Name of Issuer)

                       Gateway International Holdings, Inc
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                         (Title of Class of Securities)

                         Common Stock, $0.0001 par value
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                                 (CUSIP Number)

                                 Joseph Gledhill
                               3840 E. Eagle Drive
                                Anaheim, CA 92807

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2002

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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Joseph T. W. Gledhill
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2.   Check the Appropriate Box If a Member of a Group (See Instructions) Not
     Applicable
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) 00

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
         United States of America
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               7.   Sole Voting Power
  NUMBER OF         5,895,300
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           5,895,300

    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         5,895,300
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
         22.31%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the "Shares") of Gateway International Holdings, Inc., a Nevada corporation (the "Company")formerly known as Gourmet Gift, Inc.). The principal executive offices of the Company are located at 3840 East Eagle Drive, Anaheim, California 92807.

ITEM 2. IDENTITY AND BACKGROUND

     The person filing this statement is Joseph Gledhill, whose business address is 3840 East Eagle Drive, Anaheim, California 92807. Mr. Gledhill is a director and Chief Operating Officer of the Company.

     Mr. Gledhill has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gledhill is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 11, 2001, the Company entered into an Agreement and Plan of Merger with E.M. Tool Company, Inc. ("EM") (the "Merger Agreement"). Mr. Gledhill was a shareholder of EM and pursuant to the terms of the Merger Agreement received 6,175,300 shares of common stock of the Company in exchange for his shares in EM. The merger was completed on January 24, 2002 and the merger exchange ratio was 637 shares of Company common stock for each share of EM common stock.

ITEM 4. PURPOSE OF TRANSACTION

     As part of the Merger Agreement, EM became a wholly owned subsidiary of the Company.

     Mr. Gledhill, Mr. Brent Mouton and Mr. Lawrence Consalvi, who were all shareholders of EM, became directors and officers of the Company and the prior directors and officers of the Company resigned. This caused a change in the control of the Company. As part of the Merger Agreement, the Company changed it's name from Gourmet Gifts, Inc., to Gateway International Holdings, Inc. Other than the aforementioned actions and certain ancillary transactions under the Merger Agreement, Mr. Gledhill currently has no present plans or intentions which relate to, or would result in, any of the transactions required to be described under Item 4 of schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Gledhill acquired 6,175,300 shares of common stock of the Company under the Merger Agreement. Immediately after the close of the Merger Agreement on January 24, 2002, there were 16,920,000 shares of common stock on the Company issued and outstanding. Mr. Gledhill at that time accordingly acquired 36.40% of the issued and outstanding common stock of the Company.

     On March 8, 2002, Mr. Gledhill transferred by gift an aggregate of 280,000 shares of common stock to friends and family, resulting in a reduction of Mr. Gledhill's stock ownership to 5,895,300 shares of common stock. The Company's Form 10-Q filed with the Securities and Exchange Commission on February 19, 2003 indicates that as of February 10, 2003, there were 26,426,300 shares of common stock issued and outstanding.

     As of February 10, 2003, Mr. Gledhill had sole voting power and sole dispositive power over 22.31% of the Company's common stock.

     (b) Mr. Gledhill has sole voting power and sole dispositive power over 5,895,300 shares of common stock, which represents 22.31% of the Company's issued and outstanding stock. Mr. Gledhill does not have shared voting power or shared dispositive power with anyone in respect of the Company's stock.

     (c) None other than reported herein.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER    Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement and Plan of Reorganization dated as of December 11, 2001, incorporated by reference to Exhibit 2 to the Issuer's Form 8-K filed on February 7, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2003
----------------
Date

/s/  Joseph Gledhill
-----------------------------
Signature

Joseph Gledhill
----------------------------------
Name/Title





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)